Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com




Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.


RECEIVED
NOV 30 2006
PROCESSING
SECTION
185

Our Ref: LB/CS/24/3

Your Ref: 82-2782

SUPPL

28 November 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed a copy of the London Stock Exchange announcement issued on behalf of Kelda Group plc on 28 November 2006 confirming its Interim Results announcement.

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

KELDA GROUP PLC

Interim Results Announcement for the six months ended 30 September 2006

HIGHLIGHTS

- Continued improvement from Yorkshire Water
- Good performance from KWS on new and existing contracts
- Aquarion disposal expected to complete early in 2007
- Following completion of Aquarion disposal proposed return of £750m to shareholders
- After the proposed return of £750m to shareholders Yorkshire Water net debt to Regulatory Capital Value ratio will be around 60%, the midpoint of the assumed regulatory range

KEY FIGURES

	2006	2005	Increase
Group turnover from continuing operations	**£435.0m**	£404.3m	7.6%
Group operating profit from continuing operations	**£170.0m**	£153.6m	10.7%
Profit from continuing operations before tax	**£120.2m**	£108.7m	10.6%
Adjusted earnings per share	**25.7p**	23.0p	11.7%
Interim dividend per share	**9.25p**	8.75p	5.7%

Commenting on the results, Kelda Chairman John Napier said:

"A good start to the year for trading and operations, with continued focus on costs, efficiency, service and compliance offsetting additional energy costs. A review of the forecast balance sheet, pending receipt of the sale proceeds of Aquarion expected early in 2007, has led to a decision to return £750 million to shareholders at that time by way of a B share scheme and consolidation. This will increase gearing to the mid point of the current regulatory price determination assumption."

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

For further information contact-

28 November	Martin Towers, Kelda Group	020 7568 0554
	David Trenchard, Tulchan Communications	020 7353 4200

A copy of this interim results announcement will be available on the Kelda Group website from 8am this morning at **www.keldagroup.com.**

CHIEF EXECUTIVE'S REVIEW

Overview

The Group has made further steady progress this period. Yorkshire Water has continued in its drive to deliver value to customers and 100% environmental compliance, and Kelda Water Services commenced the construction phase of the 25 year contract with Water Services Northern Ireland in May 2006.

Group operating profit from continuing operations for the half year increased by 10.7% to £170.0m (2005: £153.6m) and adjusted earnings per share increased by 11.7% to 25.7p (2005: 23.0p)

On 24 February 2006, we announced the sale of Aquarion, the US water supply business, for an enterprise value of approximately $860m and an equity consideration of $625m. The sale was conditional upon certain regulatory clearances. Final clearances have been obtained for Connecticut and New Hampshire, which represents 93% of Aquarion's rate base. The remaining clearance for the state of New York is expected early 2007.

Following an extensive review by the Board, both in terms of the use of the Aquarion proceeds and the capital structure of the group, it is our intention, subject to shareholder approval and receipt of the Aquarion proceeds, to return £750 million to shareholders by way of a B share scheme together with a share consolidation. A circular will be sent to shareholders in due course.

The effect of the proposal would be to increase the ratio of Yorkshire Water net debt to Regulatory Capital Value to approximately 60% which is in line with the 2004 Final Determination regulatory assumptions. We do not expect the group to retain a material level of net debt in addition to that in Yorkshire Water.

We believe that the proposed £750m return to shareholders achieves financial efficiency on a basis consistent with the efficiencies achieved in operating cost and capital expenditure. In conjunction with the Aquarion sale proceeds, the finance necessary to accomplish this proposed return has been arranged.

Future dividends per share will be adjusted to take account of the return of capital to shareholders and share consolidation. We plan to retain our current policy of growing dividends by 2% in real terms thereafter, in line with regulatory expectations.

In conjunction with the proposals described above, the Board has determined that it is appropriate to contribute £50m to the Group defined benefit pension scheme.

Group financial performance

The Group has made a solid start to the year and has continued to deliver steady progress. Including associates, Group turnover from continuing operations increased by 7.6% to £435.0m (2005: £404.3m). Operating profit from continuing operations increased by 10.7% to £170.0m (2005: £153.6m).

The increases in profitability reflect a creditable performance coming from Yorkshire Water and from KWS. At Yorkshire Water, turnover increased 6.9% to £368.9m (2005: £345.1m) in the first six months and operating profit by 9.7% to £168.0m (2005: £153.1m). These increases reflect the 7.7% tariff increases at Yorkshire Water and continued operating cost efficiency despite the impact of increasing energy costs.

Net interest payable of £49.8m (2005: £44.9m) reflects the increase of £208.1m in net debt since 30 September 2005. Group interest cover was 3.4 times (2005: 3.4 times), and cash interest cover was 4.2 times (2005: 3.9 times).

As a result of the above movements, Group profit on continuing activities before taxation increased by 10.6% to £120.2m (2005: £108.7m).

Taxation

The Group's taxation charge of £36.4m (2005: £33.1m) has been calculated by considering the expected effective rate for the full year. There are no adjustments relating to prior periods (2005: no adjustments). The effective tax rate is 30.3% (2005: 31%) of which 26.5% relates to current taxation.

Earnings per share and dividends

Adjusted earnings per share are 25.7p (2005: 23.0p).

An interim dividend of 9.25p per share (2005: 8.75p) will be paid on 5 January 2007 to shareholders on the register on 8 December 2006, a 5.7% increase, in line with inflation and regulatory assumptions on real dividend growth.

Balance sheet

Group net debt at 30 September 2006 of £2,016.6m was £63.0m higher than £1,953.6m at March 2006. The increase in borrowings in the first half includes the impact of buying back 7.8m shares for cancellation at a cost of £59.3m and the final dividend payment of £76.8m for 2005/06. The two year share buyback of 5% of Kelda equity announced on 28 May 2005 is now substantially complete.

In the first six months cash generated by operations was £330.6m (2005: £266.3m) helping to finance capital expenditure of £195.4m (2005: £155.6m). Net interest payments on the Group's debt were £57.8m (2005: £59.3m). At 30 September 2006, balance sheet gearing was 59% (2005: 55%) with a Yorkshire Water debt to Regulatory Capital Value gearing of 42.6% (2005: 38.4%).

Pensions

At 30 September 2006 the Group's pension deficit under IAS 19 was £84.7m (2005: £115.6m). The Company considers that the sale of Aquarion provides an opportunity to make a £50m contribution to the Kelda Group Pension Plan which equates to approximately 50% of the deficit at the last price determination. The Company will also maintain the current regular contribution levels, subject to review at the 31 March 2007 triennial actuarial valuation.

The Board of the Company has undertaken a review of pension provision in the context of maintaining long term high quality pension provision for its employees. It has concluded that action is necessary to address volatility in the cost of supporting a final salary pension scheme.

The Board has therefore decided to maintain pension benefits on the existing terms for all current employees but to close the scheme to all new entrants with effect from 1 October 2007. This will be replaced by a quality defined contribution arrangement.

Yorkshire Water

Turnover increased by 6.9% to £368.9m (2005: £345.1m). Operating profit at £168.0m was 9.7% higher than the same period in the previous year (£153.1m).

Yorkshire Water continues to be well placed to achieve the financial and other targets set by Ofwat. The Company faced significant increases in energy prices from April 2006. Following the delivery of ongoing efficiency improvements we are on track to absorb energy cost increases and to meet Ofwat's operating cost targets for 2006/07 and to outperform thereafter. Energy prices for 2007/08 are now fully hedged at prices less than those prevailing in 2006/07.

We have made a good start to the AMP4 capital programme currently generating 7.5% outperformance over Ofwat's targets. We are on track to maintain similar levels of efficiency over the remainder of the AMP 4 period.

Yorkshire Water improved its score in Ofwat's Overall Performance Assessment for the ninth consecutive year. The assessment is published annually and compares the levels of operational and customer service provided by the ten major water and sewerage companies. The report showed that during 2005/06 the company improved performance in preventing sewer flooding and for the first time achieved top assessments (star performance) across all seven service indicators.

During November 2006, long dated index-linked finance of £250m was raised privately in order to fund Yorkshire Water's capital programme during AMP4. £125m raised has a maturity date of 1 August 2056 and a 1.46% coupon and £125m a maturity date of 1 August 2051 and a 1.462% coupon.

UK Service Operations

UK Service Operations includes Kelda Water Services (KWS), a leading UK water and wastewater contract operations company, Safe-Move and Loop. The turnover from these non regulated businesses, including our share of associates' and joint ventures' turnover, amounted to £64.1m (2005: £57.7m). The £6.4m increase in turnover mainly arises from increased turnover from KWS Wales. Operating profit for the first half increased to £5.2m (2005: £4.3m) resulting from good operating performance from all existing contracts.

During the first half, a consortium including KWS began construction on the water treatment facilities contract for the Water Service of Northern Ireland that will bring the region into compliance with stringent European Union water standards. Operational commencement is expected in 2008.

Aquarion

The results of Aquarion continue to be presented as a discontinued business as required by IFRS 5.

Turnover of £53.0m compares with £53.6m for the same period in the previous year.

Operating profit of £23.0m has been adjusted to exclude depreciation of £6.3m whereas the comparable 2005 figure of £19.6m includes depreciation of £6.0m.

These interim results include an impairment charge of £20.9m as described in Note 7.

KeyLand

Turnover for the first half was £2.0m (2005: £1.5m), with operating profit at £1.2m, (2005: £0.7m).

Independent review report to Kelda Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprises the Group income statement, Group balance sheet, Statement of group recognised income and expenditure, Group cash flow statement, Reconciliation in changes in equity and the related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Ernst & Young LLP
Leeds
28 November 2006

Group income statement

	Note	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Turnover: group and share of associates and joint ventures	2	**435.0**	404.3	825.4
Share of associates' and joint ventures' turnover		**(23.3)**	(22.1)	(46.0)
Group turnover		**411.7**	382.2	779.4
Operating costs		**(241.5)**	(228.8)	(464.9)
Group operating profit before share of associates and joint ventures		**170.2**	153.4	314.5
Share of associates' and joint ventures' profit after taxation		**(0.2)**	0.2	0.9
Group operating profit from continuing operations	2	**170.0**	153.6	315.4
Investment income		**25.6**	23.0	51.2
Finance costs		**(75.4)**	(67.9)	(142.3)
Profit from continuing operations before taxation		**120.2**	108.7	224.3
Taxation on profit on ordinary activities	3	**(36.4)**	(33.1)	(65.4)
Profit for the period from continuing operations		**83.8**	75.6	158.9
(Loss)/profit for the period from operations to be discontinued	7	**(6.1)**	9.9	15.2
Profit for the period attributable to shareholders		**77.7**	85.5	174.1
Basic earnings per share on profit for the period	4	**21.7p**	23.0p	46.9p
Adjusted earnings per share on profit for the period	4	**25.7p**	23.0p	46.9p
Adjusted earnings per share (excluding deferred tax) on profit for the period	4	**27.1p**	24.6p	54.0p
Diluted earnings per share on profit for the period	4	**21.6p**	22.9p	46.8p
Basic earnings per share from continuing operations	4	**23.4p**	20.3p	42.8p
Diluted earnings per share from continuing operations	4	**23.3p**	20.2p	42.7p
Dividends paid per share in the period		**21.60p**	20.66p	29.41p
Dividends proposed per share in the period		**9.25p**	8.75p	30.35p

Group balance sheet

	Note	At 30 September 2006 £m	At 30 September 2005 £m	At 31 March 2006 £m
Non-current assets				
Intangible assets		**14.2**	223.3	15.0
Property, plant and equipment		**3,861.4**	4,067.6	3,798.6
Investments in associated undertakings and joint ventures		**1.6**	1.6	1.8
Loans to associated undertakings and joint ventures		**19.4**	17.6	18.7
Financial assets		**-**	23.7	-
		3,896.6	4,333.8	3,834.1
Current assets				
Inventories		**0.6**	0.6	0.5
Trade and other receivables		**150.2**	168.8	181.5
Tax debtor		**-**	3.5	6.3
Cash and cash equivalents	5	**16.4**	141.8	82.7
Financial assets		**-**	-	27.8
		167.2	314.7	298.8
Assets classified as held for sale		**602.1**	-	658.6
Total assets		**4,665.9**	4,648.5	4,791.5
Current liabilities				
Trade and other payables		**(254.0)**	(246.2)	(266.0)
Tax liabilities		**(43.4)**	(45.2)	(36.5)
Short-term borrowings		**(333.5)**	(38.5)	(458.8)
		(630.9)	(329.9)	(761.3)
Non-current liabilities				
Long-term borrowings		**(1,580.9)**	(1,935.5)	(1,486.8)
Long-term creditors		**(150.3)**	(245.4)	(175.4)
Provisions for other liabilities		**(3.9)**	(3.1)	(3.4)
Deferred tax liabilities		**(576.8)**	(568.4)	(577.2)
Retirement benefits obligation		**(84.7)**	(115.6)	(62.1)
		(2,396.6)	(2,868.0)	(2,304.9)
Liabilities directly associated with assets classified as held for sale		**(256.0)**	-	(268.3)
Total liabilities		**(3,283.5)**	(3,197.9)	(3,334.5)
Net assets		**1,382.4**	1,450.6	1,457.0
Equity				
Share capital		**55.8**	58.4	57.0
Share premium account		**16.7**	16.7	16.7
Reserves		**1,309.9**	1,375.5	1,383.3
Net equity		**1,382.4**	1,450.6	1,457.0

Statement of group recognised income and expense

	Six months ended		Year ended
	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Profit for the period attributable to shareholders	**77.7**	85.5	174.1
Gains/(losses) on cash flow hedges taken to equity	**4.3**	(7.2)	(2.7)
Exchange differences on retranslation of foreign operations	**(4.4)**	11.9	15.6
Actuarial (losses)/gains in respect of pension and other post-retirement benefits	**(23.1)**	(12.7)	9.5
Tax on items taken directly to equity	**5.9**	6.5	(1.5)
Other	**-**	-	(3.1)
Total recognised income and expense for the period	**60.4**	84.0	191.9

Group cash flow statement

		Six months ended		Year ended
	Note	**30 September 2006 £m**	30 September 2005 £m	31 March 2006 £m
Group operating profit from continuing operations		**170.2**	153.4	314.5
Operating profit from operations to be discontinued		**23.0**	19.6	32.8
Depreciation		**71.2**	71.0	143.6
Release of grants and contributions		**(1.6)**	(1.6)	(3.2)
Exchange rate and other adjustments		**30.9**	(14.6)	(18.0)
Decrease in inventories		**-**	0.1	0.2
Decrease/(increase) in trade and other receivables		**9.8**	(5.8)	(17.3)
Increase in trade and other payables		**27.1**	44.2	9.9
Cash generated by operations		**330.6**	266.3	462.5
Income taxes paid		**(21.3)**	(10.2)	(38.5)
Interest paid		**(60.5)**	(97.9)	(122.4)
Net cash inflow from operating activities		**248.8**	158.2	301.6
Investing activities				
Interest received		**2.7**	38.6	16.1
Dividends received from associates and joint ventures		**-**	-	0.3
Loans to associates and joint ventures		**(0.7)**	3.6	2.5
Proceeds on disposal of property, plant and equipment		**2.1**	0.7	0.1
Purchases of property, plant and equipment		**(195.4)**	(155.6)	(331.9)
Capital grants and contributions		**8.7**	14.0	32.3
Purchase of intangible assets		**(0.6)**	(1.2)	(0.9)
Net cash used in investing activities		**(183.2)**	(99.9)	(281.5)
Financing activities				
Dividends paid		**(76.8)**	(76.8)	(109.4)
Increase in/(repayment of) borrowings		**0.9**	(3.6)	101.0
Repayment of capital element of finance leases and hire purchase agreements		**-**	(2.0)	(9.3)
Share re-purchase		**(59.3)**	-	(72.9)
(Decrease)/increase in overdrafts		**(0.4)**	(2.0)	1.2
Net cash used in financing activities		**(135.6)**	(84.4)	(89.4)
Net decrease in cash and cash equivalents		**(70.0)**	(26.1)	(69.3)
Cash and cash equivalents at beginning of year		**98.9**	167.1	167.1
Effect of foreign exchange rate changes on cash and cash equivalents		**(0.7)**	0.8	1.1
Cash and cash equivalents at the end of the year	5	**28.2**	141.8	98.9

Reconciliation of changes in equity

	Six months ended		Year ended
	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Shareholders' funds at start of period	**1,457.0**	1,442.2	1,443.0
Transfer from the income statement	**77.7**	85.5	174.1
Share buy-back	**(59.3)**	-	(72.9)
Dividends paid	**(76.8)**	(76.8)	(109.4)
Share-based payment transactions	**1.1**	0.3	1.7
Gain/(loss) on cash flow hedges	**4.3**	(7.2)	(2.7)
Currency translation difference	**(4.4)**	11.9	15.6
Treasury shares disposed of through vesting of share schemes	**-**	0.9	3.6
Actuarial (losses)/gains in respect of pension and other post-retirement benefits	**(23.1)**	(12.7)	9.5
Tax on items taken directly to equity	**5.9**	6.5	(2.4)
Other	**-**	-	(3.1)
Shareholders' funds at end of period	**1,382.4**	1,450.6	1,457.0

Notes to the accounts

The figures for the year ended 31 March 2006 do not constitute the Company's statutory accounts for that period but have been extracted from the statutory accounts.

The auditor's report on those accounts, which have been filed with the Registrar of Companies, was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The financial information for the half year ended 30 September 2006 and the equivalent period in 2005 has not been audited.

The Interim Statement was approved by the board of directors on 28 November 2006. IAS 34 on Interim Financial Reporting has not been adopted for the six months ended 30 September 2006.

1 Basis of preparation

The interim results have been prepared using the accounting policies disclosed in the Annual Report and Accounts 2006.

2 Segmental analysis of turnover and operating profit

	Six months ended 30 September 2006		Six months ended 30 September 2005		Year ended 31 March 2006	
	Turnover £m	**Operating profit £m**	Turnover £m	Operating profit £m	Turnover £m	Operating profit £m
UK Regulated Water Services	**368.9**	**168.0**	345.1	153.1	693.8	312.7
UK Service Operations						
- Group	40.8	3.2	35.9	2.0	78.5	3.8
- Associates and Joint Ventures	23.3	2.0	21.8	2.3	45.1	5.3
UK Service Operations sub-total	**64.1**	**5.2**	57.7	4.3	123.6	9.1
Keyland						
- Group	2.0	1.3	1.2	0.6	7.1	2.7
- Associates and Joint Ventures	0.0	(0.1)	0.3	0.1	0.9	0.3
Keyland sub-total	**2.0**	**1.2**	1.5	0.7	8.0	3.0
Total from continuing operations	**435.0**	**174.4**	404.3	158.1	825.4	324.8
Corporate costs		**(2.3)**		(2.3)		(4.7)
		172.1		155.8		320.1
Less associates' and joint ventures' interest and tax		**(2.1)**		(2.2)		(4.7)
Group operating profit from continuing operations		**170.0**		153.6		315.4
US Operations (to be discontinued)	**53.0**	**23.0**	53.6	19.6	104.2	32.8
Impairment charge						
Depreciation not charged under IFRS 5		**(6.3)**		-		-
Loss on sale		**(14.6)**		-		-
		(20.9)		-		-
Operating profit after impairment charge		**2.1**		19.6		32.8

3 Taxation

	Six months ended		Year ended
	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Taxation relating to continuing operations:			
Current tax	**31.8**	27.6	53.5
Deferred tax	**4.6**	5.5	14.9
Prior year adjustments:			
Current tax	**-**	-	(13.3)
Deferred tax	**-**	-	10.3
Total tax charge	**36.4**	33.1	65.4

The group's current taxation charge comprises corporation tax calculated at the estimated effective tax rate for the year.

Deferred tax of £5.9m (2005: £6.5m) has been recognised directly in reserves in relation to actuarial and hedging losses also recognised in reserves.

4 Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 358.7m (2005: 371.8m) and of diluted EPS is 360.0m (2005: 373.2m).

Diluted EPS adjusts basic EPS for the effect of the exercise (at their option price) of all dilutive outstanding share options under the group's sharesave schemes.

Diluted adjusted EPS is 25.6p (2005: 22.9p) and diluted adjusted EPS pre deferred tax is 27.0p (2005: 24.5p)

Adjusted EPS is calculated by adding back the loss on sale of Aquarion of £14.6m.

5 Cash and cash equivalents

	Six months ended		Year ended
	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Cash at bank and in hand	**0.3**	41.4	0.3
Short term deposits	**27.9**	100.4	98.6
Total cash and cash equivalents	**28.2**	141.8	98.9
Less cash and cash equivalents attributable to operations to be discontinued	**(11.8)**	-	(16.2)
Cash and cash equivalents attributable to continuing operations	**16.4**	141.8	82.7

6 Analysis of movement in net debt

	Six months ended		Year ended
	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Decrease in cash and cash equivalents in the period	**(70.0)**	(26.1)	(69.3)
Increase/(decrease) in short term net debt	**99.6**	(5.2)	28.2
(Decrease)/increase in long term debt	**(96.6)**	12.8	(121.1)
Currency translation and other non cash differences	**4.0**	(6.5)	(7.9)
Movement in net debt in the period	**(63.0)**	(25.0)	(170.1)
Net debt at the beginning of the period	**(1,953.6)**	(1,783.5)	(1,783.5)
Net debt at the end of the period	**(2,016.6)**	(1,808.5)	(1,953.6)
Less debt held within operations to be discontinued	**118.5**	-	118.5
Debt within continuing operations	**(1,898.1)**	(1,808.5)	(1,835.1)

7 Operations to be discontinued

The results of the group's US operations ('Aquarion') have been translated using average exchange rates ruling during the period. The results of Aquarion have been translated using an average exchange rate of $1.85 to the pound (2005: $1.82). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.87 (2005: $1.77).

The results of Aquarion are summarised below:

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Turnover	**53.0**	53.6	104.2
Operating costs	**(30.0)**	(34.0)	(71.4)
Operating profit	**23.0**	19.6	32.8
Impairment charge	**(20.9)**	-	-
Investment income	**1.9**	1.8	3.7
Finance costs	**(6.1)**	(5.9)	(12.6)
(Loss)/profit before tax	**(2.1)**	15.5	23.9
Tax	**(4.0)**	(5.6)	(8.7)
(Loss)/profit for the period	**(6.1)**	9.9	15.2

The impairment charge comprises £6.3m depreciation no longer charged under IFRS 5 and £14.6m as a reflection, for the purpose of these interim results announcement, of the anticipated loss on sale of the Aquarion business as announced on 24 February 2006 (of which £7m relates to a reduction in the pension deficit in the period from 24 February 2006 to 30 September 2006).

The loss on sale does not include Aquarion's small non-regulated contract operations business.